December 2, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Aisha Adegbuyi

Re:	Heritage Financial Corporation
Request for Acceleration of Effectiveness of Form S-4
SEC File No. 333-291538 (“Registration Statement”)
Dear Ms. Adegbuyi:
On behalf of Heritage Financial Corporation, as registrant, the undersigned officer hereby requests that the effective date for the Registration Statement be accelerated so that it will become effective at 2:00 p.m. (Washington, D.C. time) on Thursday, December 4, 2025, or as soon as practicable thereafter.
Feel free to contact Joseph T. Ceithaml of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant’s legal counsel, at (312) 629-5143 with any questions or comments.
Very truly yours,

Heritage Financial Corporation

/s/ Bryan McDonald
Bryan McDonald
President and Chief Executive Officer